# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JETBLUE AIRWAYS CORPORATION, CIK 0001158463
CUSIP: 477143101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, New York (NY), 11101
Date of event which requires filing of this statement: 05/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002020621

## Reporting persons
- Galkin Vladimir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 37,200,000; sole dispositive power 0; shared dispositive power 37,200,000; aggregate amount beneficially owned 37,200,000 (10% of the class)
  Comment: (1) Includes 2,000,000 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the "Galkins").
  
  (2) Vladimir Galkin also has shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 ("Galkin Revocable Trust"). Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest thousandth (3 decimals), the percentage amount is 9.999%. The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 28, 2026.
- Galkin Angelica: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 37,200,000; sole dispositive power 0; shared dispositive power 37,200,000; aggregate amount beneficially owned 37,200,000 (10% of the class)
  Comment: (1) Includes 2,000,000 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the "Galkins").
  
  (2) Angelica Galkin also has shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest thousands (3 decimals), the percentage amount is 9.999%. The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 28, 2026.
- Angelica Galkin Revocable Trust, dated April 21, 2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 35,200,000; sole dispositive power 0; shared dispositive power 35,200,000; aggregate amount beneficially owned 35,200,000 (9.5% of the class)
  Comment: (1) Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 35,200,000 shares of Common Stock, which are held by the Galkin Revocable Trust.
  
  (3) The percentage reported in this Schedule 13D is based on 372,018,894 shares of Common Stock of the Issuer outstanding as of March 31, 2026, as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 28, 2026.

## Item 1. Issuer
Name of issuer: JETBLUE AIRWAYS CORPORATION
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, NEW YORK 11101

## Item 2. Person Filing
Name of person filing:
Vladimir Galkin
Angelica Galkin
Angelica Galkin Revocable Trust
Address of principal business office or, if none, residence: 10900 NW 97th Street, #102 Miami, FL 33178
Citizenship: Vladimir Galkin and Angelica Galkin are citizens of United States. Angelica Galkin Revocable Trust is organized in the state of Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
Percent of class: See information for reporting persons.
Sole power to vote or to direct the vote: See information for reporting persons.
Shared power to vote or to direct the vote: See information for reporting persons.
Sole power to dispose or to direct the disposition: See information for reporting persons.
Shared power to dispose or to direct the disposition: See information for reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Galkin Vladimir: /s/ Vladimir Galkin, Individual (05/05/2026)
- Galkin Angelica: /s/ Angelica Galkin, Individual (05/05/2026)
- Angelica Galkin Revocable Trust, dated April 21, 2018: /s/ Angelica Galkin, Trustee (05/05/2026)